UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35906

Harvest Capital Credit Corporation*

(Exact name of registrant as specified in its charter)

Address: 450 Park Avenue, 5th Floor, New York, NY 10022 Telephone number: (212) 906-3589

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

6.125% Notes due 2022

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*

On June 9, 2021, Portman Ridge Finance Corporation, a Delaware corporation (“PTMN”), completed its previously announced acquisition of Harvest Capital Credit Corporation, a Delaware corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 23, 2020, by and among PTMN, Rye Acquisition Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of PTMN (“Acquisition Sub”), the Company and Sierra Crest Investment Management LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, Acquisition Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of PTMN (the “First Merger”). Immediately following the First Merger, the Company was merged with and into PTMN, with PTMN continuing as the surviving corporation (the “Second Merger”). As a result of, and as of the effective time of, the Second Merger, the Company’s separate corporate existence ceased.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Portman Ridge Finance Corporation, as successor by merger to Harvest Capital Credit Corporation, has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2021		Portman Ridge Finance Corporation successor by merger to Harvest Capital Credit Corporation

	By:	/s/ Jason Roos
Jason Roos Chief Financial Officer